Exhibit 99.2


                                      PROXY
                                TECHNOPRISES LTD.

                    (FORMERLY KNOWN AS BVR TECHNOLOGIES LTD.)

          FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON

                                  MAY 31, 2004

The undersigned shareholder of Technoprises Ltd. (the "Company") hereby appoints Prosper Abitbol or Adam Ofek, with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company, 12 Raoul Wallenberg St., Tel-Aviv, on Monday, May 31, 2004 at 17:00 p.m. (local time), and all adjournments and postponements thereof.

         PROPOSAL 1 - NEW ARTICLES

       TO REPLACE the existing Articles of Association of the Company with new Articles of Association in the form attached as Annex A hereto (the "New Articles").

|_| FOR              |_| AGAINST            |_| ABSTAIN


      PROPOSAL 2 - RATIFICATION OF SPLIT AND CANCELLATION OF SHARE CAPITAL

TO APPROVE, RATIFY AND CONFIRM the following actions approved at the previous General Meeting (the "Previous Meeting"): (i) The Split of all of the Company's issued and un-issued Ordinary Shares, as of the date of the Previous Meeting, such that every 1 Ordinary Share, nominal value NIS 0.50, was split into 50 Ordinary Share, nominal value NIS 0.01 each (the "Split"), such that the authorized share capital of the Company after the Split was NIS 15,000,000 divided into 1,500,000,000 Ordinary Shares, nominal value NIS 0.01 each and the issued share capital of the Company after the Split was NIS 4,918,850.5 divided into 491,885,050 Ordinary Shares, nominal value NIS 0.01 each. (ii) After the Split the cancellation of 49 Ordinary Shares out of each 50 Ordinary Shares, nominal value NIS
    0.01 each (the "Cancellation"), such that after such Cancellation (and prior to the capital increase and share issuances approved at the Previous Meeting), the authorized share capital of the Company shall was NIS 300,000 divided into 30,000,000 Ordinary Shares, nominal value NIS 0.01 each and the issued share capital of the Company was 9,837,701 Ordinary Shares, nominal value NIS 0.01 each. The consideration paid for the issued shares prior to their cancellation shall be registered in the books of the Company as a capital fund which shall be deemed for any and all matters as a premium paid on the shares that shall remain in the capital of the Company after the said cancellation. The balance of the nominal value of the shares to be deleted as a result of the cancellation shall be registered in the books of the Company as a fund that the Company may not distribute to its shareholders without their prior approval.

|_| FOR              |_| AGAINST            |_| ABSTAIN

         PROPOSAL 3 - CONVERSION OF SHARE CAPITAL

TO CONVERT all of the Company's issued and un-issued Ordinary Shares, nominal value 0.01 each, into Ordinary Shares non par value each (respectively, the "Conversion" and "Ordinary Shares").

|_| FOR              |_| AGAINST            |_| ABSTAIN

         PROPOSAL 4 - INCREASE OF SHARE CAPITAL

TO INCREASE the Company's authorized share capital by 300,000,000 Ordinary Shares, non par value each (the "Increase").

       Following the Conversion, and Increase the Company's authorized share capital shall be 500,000,000 Ordinary Shares, non par value each and the issued share capital of the Company shall be 120,877, 010 Ordinary Shares..

|_| FOR              |_| AGAINST            |_| ABSTAIN

         PROPOSAL 5 - CONSOLIDATION OF SHARE CAPITAL

TO CONSOLIDATE all of the Company's issued and un-issued Ordinary Shares, such that every 4-8 Ordinary Shares, non par value each (as shall be determined by the Board of Directors), shall be consolidated into 1 Ordinary Share, non par value each (the "Consolidation"). To authorize the Board of Directors to determine the ratio of the Consolidation, within the range of 4-8 Ordinary Shares into 1 Ordinary Share (the "Consolidation Range"), and to effect the Consolidation within a period of six months following the date of the Meeting (the "Consolidation Period"). A consolidation not within the Consolidation Range or Consolidation Period will require an approval by an additional General Meeting. All fractional shares that result from the Consolidation will be rounded to the nearest whole Ordinary Share. Following the execution of the Consolidation, to amend Section 11 of the New Articles in accordance with the Consolidation.

|_| FOR              |_| AGAINST            |_| ABSTAIN

         PROPOSAL 6 - APPOINTMENT OF DIRECTORS

TO APPROVE, RATIFY AND CONFIRM the appointment the following new directors of the Company's Board of Directors: (i) Adam Ofek and Prosper Abitbol - for the period of the coming three years (until the third Annual Meeting of the Company's Shareholders following this Meeting) (an appointment for such period is permissible under the provisions of the New Articles); and (ii) Steve Cohn, Michel Habib, and Jerry Cahn - for the coming year (until the next Annual Meeting). Steve Cohn and Michel Habib are regarded as Independent Directors under the SEC and ACC regulations.

|_| FOR              |_| AGAINST            |_| ABSTAIN

         PROPOSAL 7 - APPOINTMENT OF EXTERNAL DIRECTOR

TO APPROVE the appointment of Yossi Zelikovsky [Israeli I.D. 029640380] as a new External Director of the Company (in this proposal: the "External Director") (as such tem is defined in the Israeli Company's Law-1999, the "Law"). The External Director shall serve in the Board of Directors for an initial period of three years, subject to the provisions of the Law. The External Director shall be regarded as Independent Directors under the SEC and ACC regulations.

|_| FOR              |_| AGAINST            |_| ABSTAIN

         PROPOSAL 8 - APPOINTMENT OF EXTERNAL DIRECTOR

TO APPROVE the appointment of Lea Siegel [Israeli I.D.1762521 ] as a new External Director of the Company (in this proposal: the "External Director") (as such tem is defined in the Israeli Company's Law-1999, the "Law"). The External Director shall serve in the Board of Directors for an initial period of three years, subject to the provisions of the Law. The External Director shall be regarded as Independent Directors under the SEC and ACC regulations.

|_| FOR              |_| AGAINST            |_| ABSTAIN

         PROPOSAL 9- APPOINTMENT OF AUDITORS

TO RATIFY APPROVE AND CONFIRM the appointment BDO Israel (Ziv Haft & Co.), as the independent public auditors of the Company for completion of the auditing of the Company's financial statements for the year ending on December 31, 2003 and as the independent public auditors of the Company for the year ending on December 31, 2004 and to authorize the Board of Directors to fix the remuneration of said auditors in accordance with the volume and nature of their services, as the Board of Directors may deem fit in their sole discretion. The Board of Directors is authorized to delegate all authority authorized hereunder to the Company's audit committee.

|_| FOR              |_| AGAINST            |_| ABSTAIN

       PROPOSAL 10 - OPTION POOL

TO RATIFY APPROVE AND CONFIRM the reservation of a pool of 24,000,000 Ordinary Shares of the Company (the "Option Pool"), which will be designated for future grants of options to purchase Ordinary shares of the Company to employees, directors, officers and consultants of the Company and its subsidiaries ("Options"), all under terms of an Option Plan which will be approved by the Company's Board of Directors. The Company's Board of directors is authorized to resolve with respect to future allocation and grants of Options out of the Option Pool (subject to the applicable law).

|_| FOR              |_| AGAINST            |_| ABSTAIN

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN ACCORDANCE WITH THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE PROPOSAL.


The undersigned hereby acknowledges receipt of the Annual General Meeting of the Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirm all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

                                    Dated: ___________________, 2004

                                    -------------------------------------
                                    (signature of shareholder)

                                    -------------------------------------
                                    (name of shareholder)

                                    Please mark, date and sign exactly as
                                    name(s) appear on this proxy and return the proxy card promptly using the enclosed envelope. If the signer is a corporation, please sign full corporate name by duly authorized officer. Executives, administrators, trustees, etc. should state full title or capacity. Joint owners should each sign.
                                    THIS PROXY IS SOLICITED ON BEHALF OF THE
                                    BOARD OF DIRECTORS.